Exhibit 99.1

No. 30/09

IAMGOLD INCLUDED IN THE S&P/TSX 60 INDEX

Toronto, Ontario, September 17, 2009 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce that Standard and Poor’s (“S&P”) has added IAMGOLD to the S&P/TSX 60 Index, effective at the market open on Monday, September 21, 2009.  IAMGOLD is currently on the S&P/TSX Composite index.

The S&P/TSX 60 index is a large cap index for Canada, the Canadian equivalent of the S&P 500.  The S&P/TSX 60 is designed to represent leading companies in leading industries of Canada’s equity market.

Joseph Conway, President & CEO, stated, “It is very rewarding to be recognized by Standard & Poor’s and the TSX as a leading Canadian company with the inclusion of our common shares in the S&P/TSX 60 Index, the premier large capitalization index in Canada.  During recent years we have made great progress and transformed IAMGOLD into one of the leading intermediate gold producers in the world.  By remaining disciplined in our approach, we’ve exceeded our financial targets and established a strong platform to drive our future growth."

About Standard & Poor’s

Standard & Poor's is the world’s foremost provider of independent credit ratings, indices, risk evaluation, investment research and data.  For more information, visit: www.standardandpoors.com.

About IAMGOLD

IAMGOLD is a leading mid-tier gold mining company producing approximately one million ounces from 7 mines on 3 continents.  IAMGOLD is focused on growth with a target to reach 1.8 million ounces gold production by 2012.  IAMGOLD is uniquely positioned, with a strong financial base, together with the management and operations expertise to execute on our aggressive growth objectives.  IAMGOLD is focused in West Africa, the Guiana Shield of South America and in Quebec, Canada with a pipeline of development and exploration projects. IAMGOLD continues to assess accretive acquisition opportunities with a strategic fit.  IAMGOLD is listed on the Toronto Stock Exchange (“IMG”), the New York Stock Exchange (“IAG”) and the Botswana Stock Exchange.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway
President  & CEO
Tel: (416) 360-4712
Toll-free: 1 888 IMG-9999
Tamara Brown
Director, Investor Relations
Tel: (416) 360-4743
Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.